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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No.   )*

                                GLB BANCORP, INC.
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                                 (Name of Issuer)

                            Common Stock, no par value
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                          (Title of Class of Securities)

                                   361778 10 3
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                                  (CUSIP Number)

                        Joseph Drain, Grady & Associates,
      20800 Center Ridge Road, Rocky River, Ohio 44116-4306, (440) 356-7255
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                   May 19, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 361778 10 3
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Richard M. Osborne Trust
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                329,996
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     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY               943*
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         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               329,996
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        PERSON           10   SHARED DISPOSITIVE POWER

         WITH                 943*
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     The Richard M. Osborne Trust is the sole owner of 329,996 shares*
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     17.02% (excluding 943 shares owned by Mr. Osborne's spouse)
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14   TYPE OF REPORTING PERSON*
     IN
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
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CUSIP NO. 361778 10 3

*Mr Richard M. Osborne's spouse owns 943 shares of GLB Bancorp, Inc. common stock. Accordingly, under Securities and Exchange Commission rules, Mr. Osborne and his affiliated trust may be deemed to share indirect ownership of such shares. Nevertheless, nothing herein shall be construed to be an admission on the part of Mr. Osborne or the Richard M. Osborne Trust that he or it is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of the 943 shares owned by Mr. Osborne's spouse.

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CUSIP No. 361778 10 3

Item 1    Security and Issuer

     The equity security to which this original Schedule 13D relates is the common stock, without par value (the "Stock"), of GLB Bancorp, Inc., a bank holding company chartered under Ohio law (the "Company"). The address of the Company's principal executive offices is 7001 Center Street, Mentor, Ohio 44060.

Item 2    Identity and Background

     (a) This statement is being filed by the Richard M. Osborne Trust. Mr. Richard M. Osborne is the sole trustee of the Trust.

     (b) The address of the Trust and the business address of Mr. Osborne is 7001 Center Street, Mentor, Ohio 44060.

     (c) The Trust was established by Mr. Osborne for estate planning purposes. Mr. Osborne's principal occupation is President and Chairman of the Board of OsAir, Inc., a manufacturer of industrial gases for pipeline delivery and a real property developer. The address of OsAir, Inc. is 7001 Center Street, Mentor, Ohio 44060. Mr. Osborne is also Vice Chairman and a director of the Company.

     (d) and (e) During the last five years, neither the Trust nor Richard M. Osborne has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has either been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

     (f) The Trust is a trust organized under the laws of the State of Ohio. Mr. Osborne is a citizen of the United States of America.

Item 3    Source and Amount of Funds or Other Consideration

     The Trust owns 329,996 shares of Stock, which were acquired beginning in July 1994 with personal assets of Mr. Osborne. Mr. Osborne was one of the members of a group that acquired control of the former Great Lakes Commerce Bank in July 1994. Of the shares owned by the Trust, 175,750 were acquired in July 1994 at the price of $10 per share, and 400 were acquired in April 1996 at the price of $12.50 per share. An additional 153,846 shares were acquired on May 19, 1998 in the Company's initial public offering of Stock.
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CUSIP No. 361778 10 3

Item 4    Purpose of Transaction

     The Stock that is the subject of this Schedule 13D was acquired by the Trust and Mr. Osborne for the purpose of investment. The Trust and Mr. Osborne may acquire additional shares of Stock or dispose of some or all of the Stock from time to time. Except for such possible future acquisitions or dispositions of Stock, neither the Trust nor Mr. Osborne currently has any plans or proposals concerning transactions in the Stock or concerning the corporate affairs or transactions of the Company of the type listed in paragraphs (a) through (j) of Item 4 of Schedule 13D (except as such transactions and affairs may be considered by Mr. Osborne in his capacity as Vice-Chairman of the Board and director of the Company).

Item 5    Interest in Securities of the Issuer

     (a) According to the Prospectus included within the Form SB-2 Registration Statement of the Company (Securities Act of 1933 Registration Number
333-48387), the Company currently has 1,938,906 shares of Stock issued and outstanding (excluding 195,000 shares that may be acquired by the underwriter of such initial public offering pursuant to exercise of the underwriter's thirty-day over-allotment option). The Trust's 329,996 shares represent 17.02% of the Stock issued and outstanding. Such shares do not include 200 shares Mr. Osborne will have the right to acquire by exercise of an option granted under the Company's 1998 Stock Option and Incentive Plan (a copy of which is included as Exhibit 10.A to the Company's Form SB-2 Registration Statement). Upon adoption of the 1998 Stock Option and Incentive Plan by shareholders of the Company at the Company's February 17, 1998 Annual Meeting, each non-employee director was granted automatically under the terms of the 1998 Stock Option and Incentive Plan an option to acquire 200 shares of Stock, at the exercise price of $13. The options vest and become exercisable ratably over a five-year period, beginning with the first anniversary of the date of grant.

     As sole trustee of the Trust, Mr. Osborne may be deemed to own beneficially all 329,996 shares of the Stock held by the Trust, or 17.02% of the Company's Stock issued and outstanding.

     (b) As sole trustee of the Trust, Mr. Osborne has sole voting and investment power over all 329,996 shares of Stock of the Company reported herein as owned by the Trust.

     (c) On May 19, 1998 the Trust acquired 153,846 shares in the Company's initial public offering, at the price of $13.00 per share.
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CUSIP No. 361778 10 3

     (d) No person other than Mr. Richard M. Osborne has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the Stock that is the subject of this Schedule 13D.

     (e)  Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Except as may be set forth herein, neither the Trust nor Mr. Osborne has any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies. The shares of Stock that are the subject of this Schedule 13D were not acquired on margin and are not subject to any pledge. Except as may be disclosed herein, none of such shares is subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7    Material to be Filed as Exhibits

     None

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                                   SIGNATURE
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        RICHARD M. OSBORNE TRUST



                                        By:  /s/ Richard M. Osborne
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                                        Richard M. Osborne, Trustee


Dated:  May 22, 1998